EXHIBIT 99.51



                   MATERIAL CHANGE REPORT UNDER SECTION 75(2)
                         OF THE SECURITIES ACT (ONTARIO)

1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1 H6

2.   Date of Material Change

     January 16, 2004

3.   Press Release

     A press release with respect to the material change referred to in this report was issued on January 16, 2004 and subsequently filed on SEDAR.

4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced various corporate updates, including (1) the commencement of an aggressive exploration program to substantially increase the Company's proven and probable gold reserves, which currently stand at 725,000 ounces, (2) gold production at the Limon mine was 46,000 ounces during 2003 which was about 9% short of projections, (3) Phase One construction of the US$26 million Bellavista mine in Costa Rica is going as planned, the Company requires a further US$20 million to complete the project and is in advanced negotiations with banks and financial institutions in this regard, and (4) the resignation of its auditor, Wasserman Ramsay, and appointment of PricewaterhouseCoopers LLP as the Company's new auditors.

5.   Full Description of Material Change

     The Company announced the following corporate updates. Exploration

     Next week the Company will commence an aggressive exploration program designed to substantially increase the Company's proven and probable gold reserves, which currently stand at 725,000 ounces. The US$5 million program will encompass a minimum of 55,000 metres of drilling on the Company's three main projects: the Limon gold mine in Nicaragua, the Bellavista heap leach gold mine in Costa Rica, and the Vogel gold project in Timmins, Ontario. Most of the drilling will take place during the first six months of the year, and it is anticipated that some of the programs will then be extended, based on results.



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                                      -2-



     In the vicinity of the Limon mine, approximately 40,000 metres of drilling will be carried out. Reserves at the 1,000 tonne per day Limon mine are currently sufficient for two more years, or about 120,000 ounces of gold production. The mine has produced nearly three million ounces over the past 63 years, and rarely during this time have there been more than two years of reserves ahead of it. The Company's management has determined to rectify this situation with an intensive drilling program. In addition to the reserves at Limon, the Company's Nicaraguan properties contain 214,000 ounces of gold in measured and indicated resources, and a further 532,000 ounces of gold in inferred resources.

     One facet of the program will be directed at converting some of the current resources into the reserve category. The second part of the program will test a minimum of 12 separate targets near the Limon mine, at the La India property 45 kilometres to the east, and at several other properties in the area. La India was in production from 1938-1957, producing about 400,000 ounces of gold. The Company holds one of the largest mining land packages in Nicaragua, comprising 81,380 hectares.

     At the Bellavista mine in Costa Rica, several targets on the 9,000 hectare property will be tested during the spring of this year in a 3,000 metre program. Targets on the Company's property include the strike extension of the nearby Montezuma mine which produced about 100,000 ounces gold during the period 1897-1916, from a vein averaging about 10-12 grams gold per tonne, according to available records. A drill hole in this area in the early 1990s by a previous operator returned 12 grams gold per tonne over a core length of 8 metres.

     At the Vogel property in Timmins, the Company plans a minimum 12,000-metre drilling program with a goal of upgrading some or all of the current resource. The Vogel property has an indicated resource of 642,000 tonnes grading 12.7 grams gold per tonne, or 261,000 contained ounces, and a further 933,000 tonnes of inferred resources grading 12.7 grams gold per tonne, or 379,000 contained ounces. Depending upon the success of the program, the Company plans to follow up with an underground development program late this year. If successful, production on this property could commence as early as 2005, with custom milling of the ore at one of several operating mills in the area.

     EL LIMON

     The Company reports that gold production of 46,000 ounces during 2003 was about 9% short of projections. Costs of production and other operating information will be released when it becomes available. The Company acquired the Limon mine on October 17, 2003, through the merger with Black Hawk Mining Inc. The lower than planned production in 2003 was largely the result of shortfalls in mine development, itself a result of reduced equipment availability during the summer and fall months. The development delays will also affect production in 2004, now estimated at 53,000 ounces of gold at an estimated cash operating cost of US$228 per ounce. Some higher grade zones, which were expected to be accessed during the fourth quarter of this year, will now begin



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                                      -3-


     producing in early 2005. These delays have not affected reserve estimations. To alleviate the shortfall in mine development going forward, the Company is investing US$2.4 million in capital, most of it in new mining equipment and a more aggressive development program.

     BELLAVISTA

     Phase One construction of the US$26 million Bellavista mine in Costa Rica is going as planned. Construction began in December 2003, in anticipation of a start-up in the fourth quarter of 2004 (see release of December 11,
     2003). All of the key management positions on the project have now been filled. The Company requires a further US$20 million to complete the project, and is in advanced negotiations with banks and financial institutions in this regard.

     MINERAL RESERVES AND MINERAL RESOURCES FOR THE NICARAGUAN PROPERTIES

     LIMON MINE

     The following tables set out the estimates of mineral reserves and mineral resources at the Limon Mine as of April 30, 2003.

                 Proven and Probable Mineral Reserves (1)(2)(3)

                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Talavera
   Proven                   201,000           6.2                  40,100
   Probable                 685,700           5.9                 130,800
                            ------       ----------------     ----------------
   Total                    886,700           6.0                 170,900
---------------------
(1) The mineral reserves for the Limon Mine set out in the above table were estimated by Daniel Goffaux, P.Eng. and Michael Gareau, P.Geo., employees of the Company and qualified persons in compliance with National Instrument 43-101. The mineral reserves are classified as proven mineral reserves and probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards").
(2) The Limon Mine mineral reserves were estimated using traditional polygonal methodology and are based on geological information and sample assay from underground openings and diamond drill core. The gold price for the mineral reserve estimation is $325 per ounce. The cut-off grade is based upon historical metal recovery for the mine together with operating cost estimates of 3.65 grams of gold per tonne.
(3) Dilution and mining losses are incorporated in both the proven and probable mineral reserves. Mining recoveries average about 86.8%.


              Indicated and Inferred Mineral Resources (1)(2)(3)(4)

                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Talavera
   Indicated                 37,000           7.3                   8,700
   Inferred                 290,300           7.9                  73,300
Santa Pancha
   Inferred                 539,400           7.1                 123,200
------------------------

(1) The mineral resources for the Talavera deposit set out in the above table were estimated by Daniel Goffaux, P. Eng. and Michael Gareau, P. Geo., employees of the Company and qualified persons in compliance with National Instrument 43-101. The mineral resources for the Santa Pancha deposit set out in the above table


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                                      -4-


     were estimated by Michael Gareau, P. Geo., an employee of the Company and a qualified person in compliance with National Instrument 43-101. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.
(2) The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne. The gold price used for the mineral resource estimation is $325 per ounce. The cut-off grade, based upon historical metal recovery from the property together with operating costs for blocks was 4.5 grams of gold per tonne.
(3) Dilution and mining losses are incorporated in the mineral resources through grade and tonnage corrections calculated for individual stopes.
(4) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

La India
--------

The following table sets out the historical estimates of mineral resources at the La India concession as of December 31, 2002.

              Indicated and Inferred Mineral Resources (1)(2)(3)(4)

                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Indicated                  775,400             8.2                 205,300
Inferred                 1,123,500             9.3                 336,000
----------------------

(1) The mineral resources for the La India concession set out in the above table were estimated based on some veins at La India by TVX Gold Inc. using data generated by TVX Gold Inc. and earlier Russian work. The mineral resources are classified according to Russian classifications which correspond to indicated mineral resources and inferred mineral resources and correspond to CIM Standards. Roscoe Postle Associates Inc. considers these classifications for the La India mineral resources, which should be considered historical estimates, as appropriate.
(2) The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne. The cut-off grade, based upon historical metal recovery from the property together with operating costs for blocks was 4.5 grams of gold per tonne.
(3) Dilution and mining losses are incorporated in the mineral resources through grade and tonnage corrections calculated for individual stopes.
(4) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MINERAL RESOURCES FOR THE VOGEL PROPERTY

The following table shows the mineral resource estimate compiled by A.C.A. Howe International Limited ("A.C.A. Howe") for the Vogel Property in 1999. The resource estimate is unchanged since 1999.


               Indicated and Inferred Mineral Resources (1)(2)(3)

                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Indicated                  642,000            12.7                 261,100
Inferred                   933,800            12.7                 379,800
------------------------

(1) The mineral resources for the Vogel Property set out above were estimated by A.C.A. Howe. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.
(2) The mineral resources were estimated using a cut-off grade of 6.00 grams of gold per tonne. The gold price used for the mineral resource estimation is $300 per ounce. The resource estimate is based on an exchange rate of Cdn$1.50 = $1.00.
(3) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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                                      -5-


MINERAL RESERVES AND MINERAL RESOURCES FOR THE BELLAVISTA PROPERTY

The following tables summarize mineral reserves and mineral resources at the Bellavista Property as at December 31, 2002.

              Indicated and Inferred Mineral Resources (1)(2)(3)(4)

                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Proven                     9,846,962           1.48                467,347
Probable                   1,392,699           1.96                87,725
                            ------       ----------------     ----------------
Total                     11,239,661           1.54               555,072
---------------------

(1) The mineral reserves for the Bellavista Property set out in the above table were prepared by Snowden Mining Industry Consultants Inc. ("Snowden") and reviewed by Pincock, Allen & Holt Ltd. The mineral reserves are classified as proven mineral reserves and probable mineral reserves and are based on CIM Standards.
(2) The Bellavista Property mineral reserves were estimated using a cut-off grade of 0.5 grams of gold per tonne and a strip ratio of 1.32:1 (tonnes waste per tonne ore). The gold price for the mineral reserve estimation is $325 per ounce.
(3) Dilution and mining losses are incorporated in both the proven and probable mineral reserves.

        Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)


                            Tonnes       Gold Grade (g/t)     Contained Ounces
                            ------       ----------------     ----------------
Measured                  15,820,000           1.38                701,900
Indicated                  5,350,000           1.34                230,500
Inferred                   1,000,000           2.55                     80
-------------------

(1) The mineral resources for the Bellavista Property set out in the above table were prepared by Snowden. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.
(2) The mineral resources were estimated using a cut-off grade of 0.50 grams of gold per tonne. The gold price used for the mineral resource estimation is $325 per ounce.
(3) Dilution and mining losses are incorporated in the mineral resources through grade and tonnage corrections calculated for individual stopes.
(4) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

AUDITORS

The Company also announced that its auditor, Wasserman Ramsay, has resigned at the request of the Company and PricewaterhouseCoopers LLP has been appointed in its place. With the acquisition of the operating Limon Mine and the commencement of construction at Bellavista, it was felt that PricewaterhouseCoopers' international scope of operations better serves the Company's needs.



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6.   Reliance on Subsection 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.   Statement of Senior Officer

     The foregoing  accurately discloses the material change referred to herein.

     DATED at Toronto, Ontario this 26th day of January, 2004.


                                    GLENCAIRN GOLD CORPORATION


                                    Per: "Lorna MacGillivray"
                                         ------------------------------------
                                         Lorna MacGillivray
                                         Corporate Secretary & General Counsel